Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACT:
Gil Messing	Kip E. Meintzer
Check Point Software Technologies	Check Point Software Technologies
press@checkpoint.com	ir@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES LTD. SHAREHOLDERS
APPROVE ALL 2024 ANNUAL GENERAL MEETING PROPOSALS

Redwood City, CA – October 31, 2024 – Check Point Software Technologies Ltd. (NASDAQ: CHKP) today announced that shareholders approved all seven proposals presented at the 2024 Annual General Meeting. Approximately 87.6 million shares, representing approximately 79.6% of the shares outstanding as of the record date, were voted at the meeting. Check Point would like to thank shareholders for the support and confidence they have in the company and its employees.

For more information on the agenda items, please see the company’s proxy statement for the annual general meeting of shareholders: http://www.checkpoint.com/about-us/investor-relations/annual-general-meeting/

Among the proposals approved is the appointment of Ms. Dafna Gruber to the company’s Board of Directors. Ms. Gruber serves as the Chief Financial Officer (CFO) of Netafim Ltd., a global leader in irrigation solutions. She has extensive CFO experience having previously served in this capacity for numerous publicly traded and privately held organizations, including Aqua Security Ltd., Clal Industries Ltd., NICE Ltd., and Alvarion Ltd. Ms. Gruber currently serves as an Independent or External Board Director at ICL Group Ltd. and Cellebrite DI Ltd. She is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University.

“I am proud to join Check Point in its important mission to secure the digital world,” said Ms. Gruber. “Cyber threats are increasing exponentially and organizations of all sizes require a comprehensive and collaborative cyber security platform to protect against cyber-attacks. I look forward to working with my fellow directors and management team to help accelerate Check Point’s growth at this pivotal time.”

“With her decades of experience in financial leadership roles, Ms. Gruber brings an extensive and diverse skill set to the Board that will contribute to the company’s goals,” said Gil Shwed, Founder and CEO of Check Point Software. “The addition of Ms. Gruber reinforces our commitment to expanding Check Point’s industry leadership and enhancing shareholder value, while continuing to deliver an industry-leading cyber security platform to customers worldwide.”

Follow Check Point via:
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies
Twitter: https://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: https://blog.checkpoint.com
YouTube: https://www.youtube.com/user/CPGlobal

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading AI-powered, cloud-delivered cyber security platform provider protecting over 100,000 organizations worldwide. Check Point leverages the power of AI everywhere to enhance cyber security efficiency and accuracy through its Infinity Platform, with industry-leading catch rates enabling proactive threat anticipation and smarter, faster response times. The comprehensive platform includes cloud-delivered technologies consisting of Check Point Harmony to secure the workspace, Check Point CloudGuard to secure the cloud, Check Point Quantum to secure the network, and Check Point Infinity Platform Services for collaborative security operations and services.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our future growth, the expansion of Check Point’s industry leadership, the enhancement of shareholder value and the delivery of an industry-leading cyber security platform to customers worldwide. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic, and business conditions, including acts of terrorism or war. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2024. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.